

ENTRÉE GOLD INC.
(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited – Expressed in United States dollars)

March 31, 2012

ENTRÉE GOLD INC.

(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
(Unaudited - Expressed in United States dollars)

	March 31, 2012	December 31, 2011
ASSETS		
Current		
Cash and cash equivalents (Note 4)	$ 10,276,077	$ 14,512,198
Short-term investments (Note 4)	5,004,504	4,916,421
Receivables	139,429	424,522
Prepaid expenses	770,144	955,121
Total current assets	16,190,154	20,808,262
Equipment (Note 6)	722,407	754,846
Mineral property interests (Note 8)	55,679,076	52,678,763
Other assets	414,422	249,489
Equity investment - joint venture (Notes 5 and 7)	69,816	98,450
Total assets	$ 73,075,875	$ 74,589,810
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	$ 1,845,879	$ 1,804,126
Loans payable to Oyu Tolgoi LLC (Note 9)	4,650,020	4,327,878
Deferred income tax liabilities	8,721,893	9,392,614
Total liabilities	15,217,792	15,524,618
Stockholders' equity		
Common stock, no par value, unlimited number authorized, (Note 10) 128,377,243 (December 31, 2011 - 127,016,788) issued and outstanding	167,102,331	165,574,192
Additional paid-in capital	18,614,420	17,420,307
Accumulated other comprehensive income (Note 13)	3,046,822	1,901,351
Accumulated deficit during the exploration stage	(130,905,490)	(125,830,658)
Total stockholders' equity	57,858,083	59,065,192
Total liabilities and stockholders' equity	$ 73,075,875	$ 74,589,810

Nature of operations (Note 1)
Commitments (Note 15)
Subsequent events (Note 17)

The accompanying notes are an integral part of these consolidated financial statements.

ENTRÉE GOLD INC.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Unaudited - Expressed in United States dollars)

	Three Months Ended March 31, 2012	Three Months Ended March 31, 2011	Inception (July 19,1995) to March 31, 2012
EXPENSES			
Exploration (Note 8)	$ 3,615,987	$ 3,647,662	$ 88,371,310
General and administration	2,069,602	1,837,681	50,180,625
Depreciation	41,155	56,480	1,317,568
Foreign exchange loss (gain)	25,338	28,465	294,836
Impairment of mineral property interests	-	-	531,005
Gain on sale of mineral property interests (Note 8)	(104,914)	-	(1,679,437)
Loss from operations	(5,647,168)	(5,570,288)	(139,015,907)
Gain on sale of investments (Note 5)	-	-	3,326,275
Interest income	35,942	55,367	5,123,802
Loss from equity investee (Note 5)	(302,606)	(644,344)	(4,221,235)
Fair value adjustment of asset backed commercial paper	-	-	(2,332,531)
Loss from operations before income taxes	(5,913,832)	(6,159,265)	(137,119,596)
Current income tax expense	-	-	(152,190)
Deferred income tax recovery	839,000	817,000	6,366,296
Net loss	$ (5,074,832)	$ (5,342,265)	$ (130,905,490)
Comprehensive loss:			
Net loss	$ (5,074,832)	$ (5,342,265)	$ (130,905,490)
Unrealized gain (loss) on available for sale securities (Note 13)	-	610,935	-
Foreign currency translation adjustment (Note 13)	1,145,471	1,493,659	3,046,822
Comprehensive loss	$ (3,929,361)	$ (3,237,671)	$ (127,858,668)
Basic and diluted net loss per share	$ (0.04)	$ (0.05)	
Weighted average number of common shares outstanding	128,323,602	114,384,279	

The accompanying notes are an integral part of these consolidated financial statements.

ENTRÉE GOLD INC.

(An Exploration Stage Company)

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

(Unaudited - Expressed in United States dollars)

	Number of Shares		Common Stock		Additional Paid-in Capital		Accumulated Other Comprehensive Income		Accumulated Deficit During the Exploration Stage		Total Stockholders' Equity
Balance, March 31, 2011	114,550,725	$	150,487,967	$	17,196,029	$	7,855,308	$	(114,032,715)	$	61,506,589
Shares issued:											
Exercise of stock options	114,039		145,158		(96,802)		-		-		48,356
Stock-based compensation	-		-		138,077		-		-		138,077
Foreign currency translation adjustment	-		-		-		472,699		-		472,699
Changes in available for sale securities	-		-		-		(2,069,863)		-		(2,069,863)
Net loss	-		-		-		-		(3,617,950)		(3,617,950)
Balance, June 30, 2011	114,664,764	$	150,633,125	$	17,237,304	$	6,258,144	$	(117,650,665)	$	56,477,908
Shares issued:											
Exercise of stock options	157,308		331,728		(125,112)		-		-		206,616
Mineral property interests	700,000		1,579,168		-		-		-		1,579,168
Stock-based compensation	-		-		192,964		-		-		192,964
Foreign currency translation adjustment	-		-		-		(4,276,782)		-		(4,276,782)
Changes in available for sale securities	-		-		-		(1,289,069)		-		(1,289,069)
Net loss	-		-		-		-		(3,506,238)		(3,506,238)
Balance, September 30, 2011	115,522,072	$	152,544,021	$	17,305,156	$	692,293	$	(121,156,903)	$	49,384,567
Shares issued:											
Marketed Offering	11,482,216		14,075,483		-		-		-		14,075,483
Exercise of stock options	-		-		-		-		-		-
Mineral property interests	12,500		19,753		-		-		-		19,753
Stock-based compensation	-		-		115,151		-		-		115,151
Share issue costs	-		(1,065,065)		-		-		-		(1,065,065)
Foreign currency translation adjustment	-		-		-		1,209,058		-		1,209,058
Changes in available for sale securities	-		-		-		-		-		-
Net loss	-		-		-		-		(4,673,755)		(4,673,755)
Balance, December 31, 2011	127,016,788	$	165,574,192	$	17,420,307	$	1,901,351	$	(125,830,658)	$	59,065,192
Shares issued:											
Exercise of over allotment	1,320,455		1,628,583		-		-		-		1,628,583
Exercise of stock options	-		(44,679)		44,679		-		-		-
Mineral property interests	40,000		52,293		-		-		-		52,293
Stock-based compensation	-		-		1,149,434		-		-		1,149,434
Share issue costs	-		(108,058)		-		-		-		(108,058)
Foreign currency translation adjustment	-		-		-		1,145,471		-		1,145,471
Net loss	-		-		-		-		(5,074,832)		(5,074,832)
Balance, March 31, 2012	128,377,243	$	167,102,331	$	18,614,420	$	3,046,822	$	(130,905,490)	$	57,858,083

The accompanying notes are an integral part of these consolidated financial statements.

ENTRÉE GOLD INC.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited - Expressed in United States dollars)

	Three Months Ended March 31, 2012	Three Months Ended March 31, 2011	Inception (July 19, 1995) to March 31, 2012
CASH FLOWS FROM OPERATING ACTIVITIES			
Net loss	$ (5,074,832)	$ (5,342,265)	$ (130,905,490)
Items not affecting cash:			
Depreciation	41,155	56,480	1,317,568
Stock-based compensation	1,149,434	544,969	22,695,316
Fair value adjustment of asset backed commercial paper	-	-	2,332,531
Escrow shares compensation	-	-	2,001,832
Mineral property interest paid in stock and warrants	-	-	4,052,698
Loss from equity investee	302,606	644,344	4,221,235
Deferred income tax recovery	(839,000)	(817,000)	(6,366,296)
Gain on sale of mineral property interests	(104,914)	-	(1,679,437)
Impairment of mineral property interests	-	-	531,005
Gain on sale of investments	-	-	(3,326,275)
Other items not affecting cash	2,225	8,461	262,966
Changes in assets and liabilities:			
Receivables	292,450	167,814	(101,797)
Receivables - Oyu Tolgoi LLC	-	-	64,194
Prepaid expenses	203,566	175,824	(646,995)
Accounts payable and accrued liabilities	52,050	(109,425)	1,564,544
Net cash used in operating activities	(3,975,260)	(4,670,798)	(103,982,401)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from issuance of capital stock	1,628,583	353,494	131,003,994
Share issue costs	(108,058)	-	(4,866,271)
Loan payable to Oyu Tolgoi LLC	-	-	376,230
Net cash provided by financing activities	1,520,525	353,494	126,513,953
CASH FLOWS FROM INVESTING ACTIVITIES			
Cash acquired on acquisition of PacMag Metals Limited	-	-	837,263
Mineral property interests	(2,110,000)	(30,797)	(3,104,610)
Mineral property interests - bond payments	(32,502)	-	(243,690)
Joint venture - Oyu Tolgoi LLC	-	-	(366,595)
Short-term investments	-	-	(5,076,271)
Purchase of asset backed commercial paper	-	-	(4,031,122)
Acquisition of PacMag Metals Limited	-	-	(7,465,495)
Acquisition of equipment	(17,307)	(164,250)	(2,105,026)
Proceeds from sale of mineral property interests	104,914	-	1,596,305
Proceeds from sale of investments	-	-	5,734,895
Net cash used in investing activities	(2,054,895)	(195,047)	(14,224,346)
Effect of foreign currency translation on cash and cash equivalents	273,509	478,604	1,968,871
Change in cash and cash equivalents during the period	(4,236,121)	(4,033,747)	10,276,077
Cash and cash equivalents, beginning of period	14,512,198	21,296,169	-
Cash and cash equivalents, end of period	$ 10,276,077	$ 17,262,422	$ 10,276,077
Cash paid for interest during the period	$ -	$ -	$ -
Cash paid for income taxes during the period	$ -	$ -	$ -

Supplemental disclosure with respect to cash flows (Note 14)

The accompanying notes are an integral part of these consolidated financial statements.

1.   **NATURE OF OPERATIONS**

Entrée Gold Inc. was incorporated under the laws of the Province of British Columbia on July 19, 1995 and continued under the laws of the Yukon Territory on January 22, 2003. On May 27, 2005, Entrée Gold Inc. changed its governing jurisdiction from the Yukon Territory to British Columbia by continuing into British Columbia under the *Business Corporations Act* (British Columbia). The principal business activity of Entrée Gold Inc., together with its subsidiaries (collectively referred to as "the Company"), is the exploration of mineral property interests. To date, the Company has not generated significant revenues from its operations and is considered to be in the exploration stage.

All amounts are expressed in United States dollars, except for certain amounts denoted in Canadian dollars ("C$"), and Australian dollars ("A$").

These consolidated financial statements have been prepared on the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. The Company currently earns no operating revenues. Continued operations of the Company are dependent upon the Company's ability to secure additional equity capital or receive other financial support, and in the longer term to generate profits from business operations. Management believes that the Company has sufficient working capital to maintain its operations for the next fiscal year.

2.   **BASIS OF PRESENTATION**

The interim period financial statements have been prepared by the Company in conformity with generally accepted accounting principles in the United States of America. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual financial statements, and in the opinion of management these financial statements contain all adjustments necessary (consisting of normally recurring adjustments) to present fairly the financial information contained therein. Certain information and footnote disclosure normally included in the financial statements prepared in conformity with generally accepted accounting principles in the United States of America have been condensed or omitted. These interim period statements should be read together with the most recent audited financial statements and the accompanying notes for the year ended December 31, 2011. The results of operations for the three months ended March 31, 2012 are not necessarily indicative of the results to be expected for the year ending December 31, 2012.

3.   **SIGNIFICANT ACCOUNTING POLICIES**

These consolidated financial statements follow the same significant accounting principles as those outlined in the notes to the audited consolidated financial statements for the year ended December 31, 2011.

4.   **CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS**

Cash, cash equivalents and short-term investments consist of the following:

	March 31, 2012		December 31, 2011
Cash at bank and in hand	$ 10,276,077	$	10,579,061
Cash equivalent investments	-		3,933,137
Short-term investments	5,004,504		4,916,421
	$ 15,280,581	$	19,428,619

(Unaudited – Expressed in United States dollars)

5. LONG-TERM INVESTMENTS

Asset Backed Commercial Paper

During the year ended December 31, 2011, the Company sold its asset backed notes ("AB Notes") with a face value of C$4,007,068, and an expected maturity date of December 20, 2016, for gross cash proceeds of $2,560,687, net of taxes. The Company had designated the notes as available for sale and the notes were recorded at fair value using a discounted cash flow approach. The Company recorded a gain on sale of investments of $1,178,254 for the year ended December 31, 2011.

Australia Listed Equity Securities

During the year ended December 31, 2011, the Company sold its Australian listed securities for gross cash proceeds of $3,174,208, net of taxes. The Company recorded a gain on sale of investments of $2,148,021 for the year ended December 31, 2011.

Equity Method Investment

The Company has a 20% interest in a joint venture with Oyu Tolgoi LLC ("OTLLC"), a company owned 66% by Ivanhoe Mines Ltd. and 34% by the Government of Mongolia (Note 8). At March 31, 2012, the Company's investment in the joint venture was $69,816 (December 31, 2011 - $98,450). The Company's share of the loss of the joint venture is $302,606 for the three months ended March 31, 2012 (March 31, 2011 - $644,344) including accrued interest expense of $52,176 for the three months ended March 31, 2012 (March 31, 2011 - $25,633).

6. EQUIPMENT

	March 31, 2012			December 31, 2011		
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value
Office equipment	$ 127,917	$ 87,366	$ 40,551	$ 125,486	$ 83,346	$ 42,140
Computer equipment	591,941	348,543	243,398	577,249	322,882	254,367
Field equipment	574,561	268,787	305,774	568,984	246,363	322,621
Buildings	430,037	297,353	132,684	422,468	286,750	135,718
	$1,724,456	$1,002,049	$722,407	$1,694,187	$939,341	$754,846

7. ACQUISITIONS

The Company acquired all of the outstanding shares of PacMag Metals Limited (now PacMag Metals Pty Ltd) ("PacMag") on June 30, 2010, pursuant to a Scheme Implementation Deed dated November 28, 2009 and amended by a Deed of Variation dated April 12, 2010 with PacMag, by way of schemes of arrangement (the "Schemes") under the laws of Australia. The acquisition has been accounted for as an acquisition of the net assets of PacMag, rather than a business combination, as the net assets acquired did not represent a separate business transaction. For accounting purposes, the Company acquired control of PacMag on June 30, 2010 and these consolidated financial statements include the results of PacMag from June 30, 2010. All outstanding options to purchase PacMag shares were cancelled pursuant to the Schemes.

As consideration to former shareholders and option holders of PacMag, the Company issued 15,020,801 common shares valued at $28,325,101, paid $6,160,391 and incurred transaction costs of $1,282,789 for total consideration of $35,768,281.

7.   **ACQUISTIONS** (cont'd...)

The Company allocated the consideration to assets acquired and liabilities assumed as follows:

Cash	$	837,263
Receivables and deposits		174,440
Investments		895,273
Mineral property interests		47,979,966
Equipment		1,488
Accounts payable and accrued liabilities		(128,689)
Deferred income tax liability		(13,991,460)
	$	35,768,281

For the purposes of these consolidated financial statements, the purchase consideration has been allocated to the fair value of assets acquired and liabilities assumed, based on management's best estimates and taking into account all available information at the time of acquisition as well as applicable information at the time these consolidated financial statements were prepared.

8.   **MINERAL PROPERTY INTERESTS**

Title to mineral property interests involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral property interests. The Company has investigated title to its mineral property interests and, to the best of its knowledge, title to the mineral property interests is in good standing.

Material Properties

The Company's two principal assets are its interest in the Lookout Hill copper-gold property in Mongolia, and the Ann Mason copper-molybdenum project in Nevada.

Lookout Hill, Mongolia

The Lookout Hill property in the South Gobi region of Mongolia is comprised of two mining licences, Shivee Tolgoi and Javhlant, granted by the Mineral Resources Authority of Mongolia in October 2009. Title to the two licences is held by the Company.

In October 2004, the Company entered into an arm's-length Equity Participation and Earn-In Agreement (the "Earn-In Agreement") with Ivanhoe Mines Ltd. ("Ivanhoe Mines"). Under the Earn-In Agreement, Ivanhoe Mines agreed to purchase equity securities of the Company, and was granted the right to earn an interest in what is now the eastern portion of the Shivee Tolgoi mining licence and all of the Javhlant mining licence (together the "Joint Venture Property"). Most of Ivanhoe Mines' rights and obligations under the Earn-In Agreement were subsequently assigned by Ivanhoe Mines to what was then its wholly-owned subsidiary, OTLLC. The Government of Mongolia subsequently acquired a 34% interest in OTLLC from Ivanhoe Mines.

On June 30, 2008, OTLLC gave notice that it had completed its earn-in obligations by expending a total of $35 million on exploration of the Joint Venture Property. OTLLC earned an 80% interest in all minerals extracted below a sub-surface depth of 560 metres from the Joint Venture Property and a 70% interest in all minerals extracted from surface to a depth of 560 metres from the Joint Venture Property. In accordance

(Unaudited – Expressed in United States dollars)

8. MINERAL PROPERTY INTERESTS (cont'd...)

Material Properties (cont'd...)

Lookout Hill, Mongolia (cont'd...)

with the Earn-In Agreement, the Company and OTLLC formed a joint venture (the "Entrée-OTLLC Joint Venture") on terms annexed to the Earn-In Agreement.

The portion of the Shivee Tolgoi mining licence outside of the Joint Venture Property ("Shivee West") is 100% owned by the Company, but is subject to a first right of refusal by OTLLC.

The Shivee Tolgoi and Javhlant mining licences were each issued for a 30 year term and have rights of renewal for two further 20 year terms.

As of March 31, 2012, the Entrée-OTLLC Joint Venture had expended approximately $21.9 million to advance the Joint Venture Property. Under the terms of the Entrée-OTLLC Joint Venture, OTLLC contributed on behalf of the Company its required participation amount charging interest at prime plus 2% (Note 9).

Ann Mason, Nevada, United States

The Ann Mason Project is defined by a series of both unpatented lode claims on public land administered by the Bureau of Land Management, and patented lode claims. The Company assembled this package of claims through a combination of staking and a series of transactions undertaken since August 2009, including the acquisition of PacMag. The project area includes the Ann Mason copper-molybdenum porphyry deposit, the Blue Hill oxide target, and several early-stage copper porphyry targets including the Blackjack, Roulette and Minnesota targets.

On August 26, 2010, the Company acquired 51% of Honey Badger Exploration Inc.'s ("Honey Badger") interest in unpatented lode claims formerly known as the Blackjack property after incurring expenditures of $900,000 on the property, issuing 37,500 common shares and reimbursing Honey Badger for up to $206,250 of expenditures previously incurred on the property. On July 27, 2011, the Company acquired Honey Badger's remaining 49% interest in the Blackjack property, by issuing 550,000 common shares and paying $650,000 to Honey Badger. Certain of the claims are subject to an underlying mining lease and option to purchase agreement with two individuals. The underlying agreement provides for an option to purchase the claims for $500,000, a 3% net smelter returns ("NSR") royalty (which may be brought down to a 1% NSR royalty for $2 million) and annual advance minimum royalty payments of $27,500 which commenced in June 2011 and will continue until the commencement of sustained commercial production. The advance payments will be credited against future net smelter returns royalty payments.

In September 2009, the Company entered into an agreement with Bronco Creek Exploration Inc. ("Bronco Creek"), a wholly-owned subsidiary of Eurasian Minerals Inc. (together, "Eurasian Minerals"), whereby the Company may acquire an 80% interest in unpatented lode claims formerly known as the Roulette property. In order to acquire its interest, the Company must: (a) incur expenditures of $1,000,000, make cash payments of $140,000 and issue 85,000 common shares of the Company within three years; (b) make aggregate advance royalty payments totalling $375,000 between the fifth and tenth anniversaries of the agreement; and (c) deliver a bankable feasibility study before the tenth anniversary of the agreement. In accordance with the agreement, the Company has completed required exploration expenditures of $600,000, issued 85,000 shares and made payments totalling $140,000.

During the three months ended March 31, 2012, the Company, through a combination of staking and purchase agreements, acquired or entered into agreements to acquire certain lode claims within or contiguous to the boundaries of its Ann Mason Project pursuant to which the Company paid $2,110,000

(Unaudited – Expressed in United States dollars)

8. MINERAL PROPERTY INTERESTS (cont'd...)

Material Properties (cont'd...)

Ann Mason, Nevada, United States (cont'd...)

and issued 40,000 common shares valued at $52,293. In order to complete the acquisition of these additional claims, the Company is required to pay an additional $1,500,000 by September 13, 2012.

Other Properties

During the three months ended March 31, 2012, the Company also had interests in non-material properties in Australia, United States, and Peru. Non-material properties include the following:

Australia Properties

The Company has a number of mineral property interests in Australia which it acquired in conjunction with the PacMag acquisition, including the Blue Rose joint venture and the Mystique farm-out. The Company holds a 51% interest in the Blue Rose copper-iron-gold-molybdenum joint venture property, with Giralia Resources Pty Ltd., now a subsidiary of Atlas Iron Limited (ASX:AGO) ("Atlas"), retaining the remaining 49% interest. The Company has a farm-out agreement with Black Fire Gold Pty Ltd, a wholly-owned subsidiary of Black Fire Minerals Limited (ASX:BFE – "Black Fire"), pursuant to which Black Fire can earn a 60% interest in the Mystique property by expending $1 million by September 2012 and a 75% interest by expending $2.5 million by September 2014. Black Fire can earn an additional 10% interest by sole funding a pre-feasibility study on the property.

	March 31, 2012	December 31, 2011
USA		
Ann Mason	$ 53,943,127	$ 50,973,368
Empirical	542,092	532,550
Other	203,333	199,754
Total USA	54,688,552	51,705,672
AUSTRALIA		
Blue Rose JV	568,940	558,927
Mystique	421,584	414,164
Total Australia	990,524	973,091
Total all locations	$ 55,679,076	$ 52,678,763

The Company recorded a gain on sale of mineral property interests of $104,914 on the Northling property during the three months ended March 31, 2012 (March 31, 2011 – $Nil).

(Unaudited – Expressed in United States dollars)

8. MINERAL PROPERTY INTERESTS (cont'd...)

Exploration costs expensed are summarized as follows:

	Three Months Ended March 31, 2012	Three Months Ended March 31, 2011
US	$ 2,869,631	$ 3,035,706
Mongolia	567,521	499,295
Other	178,835	112,661
Total all locations	$ 3,615,987	$ 3,647,662

9. LOANS PAYABLE

Under the terms of the Entrée-OTLLC Joint Venture (Note 8), OTLLC will contribute funds to approved joint venture programs and budgets on the Company's behalf. Interest on each loan advance shall accrue at an annual rate equal to OTLLC's actual cost of capital or the prime rate of the Royal Bank of Canada, plus two percent (2%) per annum, whichever is less, as at the date of the advance. The loans will be repayable by the Company monthly from ninety percent (90%) of the Company's share of available cash flow from the Entrée-OTLLC Joint Venture. In the absence of available cash flow, the loans will not be repayable. The loans are not expected to be repaid within one year.

10. COMMON STOCK

Share issuances

In January 2012, the underwriters for the Company's November 2011 marketed offering exercised their over allotment option pursuant to which the Company issued 1,150,000 common shares at a price of C$1.25 per share. Rio Tinto elected to exercise its pre-emptive rights and purchased an additional 170,455 shares at a price of C$1.25 per share. The total gross proceeds from the over allotment were $1,628,583. Related share issuance costs were $108,058.

In January 2011, the Company issued 40,000 shares at a fair value of $52,293 to acquire certain claims within or contiguous to the boundaries of its Ann Mason Project.

Stock options

The Company has adopted a stock option plan (the "Plan") to grant options to directors, officers, employees and consultants. Under the Plan, as amended in May 2011, the Company may grant options to acquire up to 10% of the issued and outstanding shares of the Company. Options granted can have a term of up to ten years and an exercise price typically not less than the Company's closing stock price on the last trading day before the date of grant. Vesting is determined at the discretion of the Board of Directors.

The Company uses the Black-Scholes option pricing model to determine the fair value of stock options granted. For employees, the compensation expense is amortized on a straight-line basis over the requisite service period which approximates the vesting period. Compensation expense for stock options granted to non-employees is recognized over the contract services period or, if none exists, from the date of grant until the options vest. Compensation associated with unvested options granted to non-employees is re-measured on each balance sheet date using the Black-Scholes option pricing model.

(Unaudited – Expressed in United States dollars)

10. COMMON STOCK (cont'd…)

Stock options (cont'd…)

The Company uses historical data to estimate option exercise, forfeiture and employee termination within the valuation model. The expected term of the options approximates the full term of the options. The risk-free interest rate is based on a treasury instrument whose term is consistent with the expected term of the stock options. The Company has not paid and does not anticipate paying dividends on its common stock; therefore, the expected dividend yield is assumed to be zero. Companies are required to utilize an estimated forfeiture rate when calculating the expense for the reporting period. Based on the best estimate, management applied the estimated forfeiture rate of Nil in determining the expense recorded in the accompanying Statements of Operations.

Stock option transactions are summarized as follows:

	Number of Options	Weighted Average Exercise Price (C$)
Balance at December 31, 2010	9,292,800	2.09
Granted	575,000	2.77
Exercised	(427,147)	1.66
Cancelled	(157,153)	1.32
Forfeited	(148,000)	2.31
Balance at December 31, 2011	9,135,500	2.16
Granted	1,782,000	1.25
Expired	(50,000)	1.77
Forfeited	(477,500)	1.99
Balance at March 31, 2012	10,390,000	2.02

There were 1,782,000 stock options granted during the three months ended March 31, 2012 with a weighted average exercise price of C$1.25 and a weighted average fair value of C$0.62 (March 31, 2011 – C$2.06). The number of stock options exercisable at March 31, 2012 was 10,227,500.

ENTRÉE GOLD INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2012
(Unaudited – Expressed in United States dollars)

10.   **COMMON STOCK** (cont'd…)

Stock options (cont'd…)

At March 31, 2012, the following stock options were outstanding:

Number of Options	Exercise Price (C$)	Aggregate Intrinsic Value (C$)	Expiry Date	Number of Options Exercisable	Aggregate Intrinsic Value (C$)
200,000	2.16	-	April 5, 2012	200,000	-
500,000	2.06	-	May 16, 2012	500,000	-
427,500	2.30	-	May 31, 2012	427,500	-
1,299,500	2.00	-	April 3, 2013	1,299,500	-
12,500	1.55	-	May 21, 2013	12,500	-
37,500	2.02	-	July 17, 2013	37,500	-
1,032,000	1.55	-	September 17, 2013	1,032,000	-
5,000	1.55	-	October 10, 2013	5,000	-
1,289,000	1.32	-	February 12, 2014	1,289,000	-
1,517,500	2.60	-	December 29, 2014	1,517,500	-
300,000	2.34	-	September 22, 2015	300,000	-
1,412,500	2.86	-	November 22, 2015	1,412,500	-
200,000	3.47	-	January 4, 2016	200,000	-
125,000	2.94	-	March 8, 2016	125,000	-
150,000	2.05	-	July 7, 2016	75,000	-
100,000	2.23	-	July 15, 2016	50,000	-
1,732,000	1.25	-	January 6, 2017	1,732,000	-
50,000	1.27	-	January 18, 2014	12,500	-
10,390,000	$	-		10,227,500	$ -

The aggregate intrinsic value in the preceding table represents the total intrinsic value, based on the Company's closing stock price of C$1.25 per share as of March 31, 2012, which would have been received by the option holders had all option holders exercised their options as of that date. The total number of in-the-money options vested and exercisable as of March 31, 2012 was Nil. The total intrinsic value of options exercised during the three months ended March 31, 2012 was $Nil (March 31, 2011 - $127,611).

Subsequent to March 31, 2012, 200,000 stock options with an exercise price of C$2.16 expired.

Stock-based compensation

1,782,000 stock options were granted during the three months ended March 31, 2012. The fair value of stock options granted during the three months ended March 31, 2012 was $1,084,028 (March 31, 2011 - $671,037).   1,882,000 options fully vested during the three months ended March 31, 2012 and the remaining unvested options of 162,500 will fully vest during 2012. Stock-based compensation recognized during the three months ended March 31, 2012 was $1,149,434 (March 31, 2011 - $544,969) which has been recorded in the consolidated statements of operations as follows with corresponding additional paid-in capital recorded in stockholders' equity:

(Unaudited – Expressed in United States dollars)

10. COMMON STOCK (cont'd…)

Stock-based compensation (cont'd…)

	Three Months Ended March 31, 2012	Three Months Ended March 31, 2011	Cumulative to December 31, 2011
Exploration	$ 257,910	$ 47,421	$ 4,065,311
General and administration	891,524	497,548	18,630,005
	$ 1,149,434	$ 544,969	$ 22,695,316

The following weighted-average assumptions were used for the Black-Scholes valuation of stock options granted:

	March 31, 2012	December 31, 2011
Risk-free interest rate	1.13%	2.06%
Expected life of options (years)	4.9	4.2
Annualized volatility	73%	74%
Dividend rate	0.00%	0.00%

11. SEGMENT INFORMATION

The Company operates in one business segment being the exploration of mineral property interests.

Geographic information is as follows:

	March 31, 2012	December 31, 2011
Identifiable assets		
USA	$ 56,016,191	$ 52,424,129
Canada	13,559,714	18,345,690
Australia	2,002,348	1,993,279
Mongolia	1,484,708	1,781,099
Other	12,914	45,613
	$ 73,075,875	$ 74,589,810

(Unaudited – Expressed in United States dollars)

12. FINANCIAL INSTRUMENTS

The Company's financial instruments generally consist of cash and cash equivalents, short-term investments, receivables, deposits, accounts payable and accrued liabilities and loans payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, except as noted below.

The Company is exposed to currency risk by incurring certain expenditures in currencies other than the Canadian dollar. The Company does not use derivative instruments to reduce this currency risk.

Fair value measurement is based on a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value which are:

Level 1 — Quoted prices that are available in active markets for identical assets or liabilities.

Level 2 — Quoted prices in active markets for similar assets that are observable.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

At March 31, 2012, the Company had Level 1 financial instruments, consisting of cash and short-term investments, with a fair value of $15,280,581.

13. ACCUMULATED OTHER COMPREHENSIVE INCOME (OCI)

	Three Months Ended March 31, 2012	Three Months Ended March 31, 2011
Accumulated OCI, beginning of period:		
Currency translation adjustment	$ 1,901,351	$ 3,002,717
Available for sale securities	-	2,747,997
	$ 1,901,351	$ 5,750,714
Other comprehensive income (loss) for the period:		
Currency translation adjustments	$ 1,145,471	$ 1,493,659
Unrealized gain on available for sale investments	-	610,935
Other comprehensive income (loss) for the period:	$ 1,145,471	$ 2,104,594
Accumulated OCI, end of period:		
Currency translation adjustment	$ 3,046,822	$ 4,496,376
Available for sale securities	-	3,358,932
	$ 3,046,822	$ 7,855,308

(Unaudited – Expressed in United States dollars)

14. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

The significant non-cash transactions for the three months ended March 31, 2012 consisted of the following items:

- issuance of 40,000 common shares (March 31, 2011 – 40,000) in payment of mineral property acquisitions valued at $52,293 (March 31, 2011 – $122,189) which have been capitalized as mineral property interests.

- funding by OTLLC of the Company's investment requirements for the Entrée-OTLLC Joint Venture of $302,606 (March 31, 3011 – $644,189).

15. COMMITMENTS

The Company is committed to make lease payments for the rental of office space as follows:

2012	$ 208,563
2013	201,568
2014	210,307
2015	214,190
2016	216,965
2017	90,402
	$1,141,995

The Company incurred lease expense of $105,153 (March 31, 2011 – $86,713) for the three months ended March 31, 2012.

16. TRANSACTIONS WITH RELATED PARTIES

The Company did not enter into any transactions with related parties during the three months ended March 31, 2012.

17. SUBSEQUENT EVENTS

Subsequent to March 31, 2012:

The Company entered into an agreement with Empirical Discovery, LLC to purchase a 100% interest in the Lordsburg and Oak Grove properties, subject to a 2% NSR royalty, for aggregate costs of $100,000 and 500,000 common shares.